3-1-02



02026512

106 1736
333-08752

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March , 2002.

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

FOR IMMEDIATE RELEASE


FEMSA

FOR FURTHER INFORMATION:
Jaime Toussaint/Corporate Communications
Juan Fonseca/Investor Relations
011-528-328-6150/011-528-328-6245
e-mail: jtouelo@femsa.com.mx
jffonser@femsa.com.mx

FEMSA REPORTS SOLID GROWTH IN PROFITABILITY FOR THE YEAR 2001 DURING ITS ANNUAL SHAREHOLDERS MEETING

The stockholders approved the payment of a dividend for 665 million pesos

Monterrey, Mexico, March 13, 2002 - Fomento Económico Mexicano, S.A. de C.V. ("FEMSA" or "the Company") (BMV: FEMSA UBD, FEMSA UB; NYSE: FMX) Mexico's largest and one of Latin America's leading beverage companies, held its annual General Ordinary Stockholders Meeting today, at which the shareholders approved the annual report presented by the Board of Directors, the consolidated financial statements for the year ended December 31, 2001, the declaration of the dividend corresponding to fiscal year 2001, the appointment of a new member to the auditing committee, and the Board of Directors for the year 2002.

José Antonio Fernández Carbajal, Chairman of the Board and Chief Executive of FEMSA, stated: "The year 2001 was one of progress in the implementation of our strategy, where we stayed the course in the face of unexpected challenges. We achieved solid growth in profitability, generated approximately $1.3 billion dollars of cash flow, and reduced net debt to approximately $108 million dollars, its lowest level since 1996. We also made great strides in the implementation of investment projects which will be the backbone of our sustainable competitive advantage going forward".

The stockholders also approved the payment of a dividend in the amount of 665 million pesos. The dividend will be paid on May 31, 2002 upon submittal of Coupon Number 5, as follows: 0.112 pesos for each Series B share and 0.140 pesos for each Series D share. The foregoing will result in actual dividend payments of 0.672 pesos for each UBD Unit and 0.560 pesos for each UB Unit. Therefore, each ADS will receive a dividend payment of 6.72 pesos.

In addition, stockholders approved 3,000,000,000.00 pesos as the maximum amount which could potentially be used in stock repurchases, as per the current legislation.

Stockholders approved the appointment of a new auditing committee conformed by the following members of the Board of Directors: Alexis Rovzar as President, José Calderón Ayala, Arturo Fernández Pérez, Eduardo A. Elizondo, and Helmut Paul. José González Ornelas was appointed secretary of the auditing committee.

The Board of Directors was appointed as follows:

BOARD OF DIRECTORS

SERIES "B"

	DIRECTORS	**ALTERNATE DIRECTORS**
HONORARY LIFE CHAIRMAN	Eugenio Garza Lagüera	Eva Garza Gonda de Fernández
CHAIRMAN	José Antonio Fernández Carbajal	Federico Reyes García
	Juan Carlos Braniff	Carlos Salazar Lomelín
	José Calderón Ayala	Francisco J. Calderón Rojas
	Consuelo Garza de Garza	Alfonso Garza Garza

	Max Michel Suberville	Max Michel González
	Alberto Bailleres	Arturo Fernández Pérez
	Eduardo A. Elizondo	Eduardo Padilla Silva
	Ricardo Guajardo Touché	Alfredo Martínez Urdal
	Alfredo Livas Cantú	Carlos E. Aldrete Ancira
	Roberto Servitje	Paulina Garza Gonda de Marroquín
	Carlos Salguero	Fernando Elizondo Barragán
	Luis Téllez Kuenzler	Arturo Estrada Treanor
	SERIES "D" DIRECTORS	**ALTERNATE DIRECTORS**
	Bárbara Garza Gonda de Braniff	Mariana Garza Gonda de Treviño
	Alexis E. Rovzar de la Torre	Javier L. Barragán
	Helmut Paul	Sergio Deschamps Pérez
	Lorenzo H. Zambrano Treviño	Othón Páez Garza
	Robert E. Denham	Lorenzo Garza Sepúlveda
EXAMINERS:	José Manuel Canal Hernando	Ernesto González Dávila
SECRETARIES:	Alfredo Livas	Carlos E. Aldrete Ancira

In the course of the extraordinary assembly, celebrated along with the ordinary assembly, FEMSA's stockholders approved the change in certain articles of the Company's by-laws, in order to comply with the reforms to the Securities Market Law ("*Ley del Mercado de Valores*"), along with certain general regulations mandated by the National Banking and Securities Commission.

In addition, stockholders approved the listing of the shares of stock of Fomento Económico Mexicano, S.A. de C.V. in the Latin American Securities Market of the Madrid Stock Exchange ("Latibex"). Through Latibex, FEMSA will access new financing channels and will allow European investors to directly purchase FEMSA's stock. The listing will be done in euros, pertaining to similar requirements of inscription and maintenance as those existing in Mexico.

This report may contain certain forward-looking statements concerning FEMSA's future performance that should be considered as good faith estimates made by the Company. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact the Company's actual performance.

FEMSA is one of Latin America's largest beverage company, exporting to the United States, Canada, and select countries in Europe, Asia, and Latin America. Founded in 1890 and headquartered in Monterrey, Mexico, FEMSA is strategically comprised of and operates by means of the following subsidiaries: FEMSA Cerveza, which produces and distributes various brands of beer such as Tecate, Carta Blanca, Superior, Sol, XX Lager, Dos Equis, and Bohemia; Coca-Cola FEMSA, the largest bottler for The Coca-Cola Co. in Latin America, which produces and distributes carbonated beverages such as Coca-Cola, Coca-Cola Light, Fanta, Sprite, and Quatro; and the Strategic Businesses Division, which groups the packaging (FEMSA Empaques), retail (FEMSA Comercio) and logistics (FEMSA Logística) operations, whose main objective is to offer competitive advantages to the beverage subsidiaries.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2002

Fomento Económico Mexicano S.A. de C.V.



By: ________________________

Name: Federico Reyes

Title: Executive Vice President of Finance and Planning